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Rule 424(b)(2)
Reg No. 333-104552

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 29, 2003)

4,650,000 Shares

Common Stock

We are offering 4,650,000 shares of OGE Energy Corp. common stock. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "OGE." The last reported sale price of our common stock on the New York Stock Exchange on August 21, 2003 was $21.90 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$21.60	$100,440,000
Underwriting Discount	$0.79	$3,673,500
Proceeds to OGE Energy Corp. (before expenses)	$20.81	$96,766,500

We have granted the underwriters a 30-day option to purchase up to 674,074 additional shares of the common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about August 27, 2003.

LEHMAN BROTHERS
GOLDMAN, SACHS & CO.
MERRILL LYNCH & CO.
A.G. EDWARDS & SONS, INC.
STEPHENS INC.

August 21, 2003

        This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge upon written or oral request.

        You should rely only on the information contained in this document or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of common stock. In this prospectus supplement, "we," "us," "our" and "our company" refer to OGE Energy Corp., including its subsidiaries, unless the context requires otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that also is a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $130,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page 18 of the accompanying prospectus before investing in our common stock.

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PROSPECTUS SUPPLEMENT SUMMARY

        The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company Background

        We are an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. We conduct these activities through our electric utility and natural gas pipeline segments.

        Oklahoma Gas and Electric Company.    Our electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. These operations are conducted through our subsidiary, Oklahoma Gas and Electric Company, and are subject to regulation by the Oklahoma Corporation Commission ("OCC"), the Arkansas Public Service Commission and the Federal Energy Regulatory Commission ("FERC"). Oklahoma Gas and Electric Company owns and operates an interconnected electric production, transmission and distribution system that includes eight generating stations with an aggregate capability of approximately 5,696 megawatts ("MWs"). Oklahoma Gas and Electric Company's service area, with an estimated population of 1.7 million, covers approximately 30,000 square miles in Oklahoma and western Arkansas, including Oklahoma City, the largest city in Oklahoma, and Fort Smith, Arkansas, the second largest city in Arkansas.

        Enogex Inc.    Our natural gas pipeline segment transports and stores natural gas, gathers and processes natural gas and markets and trades natural gas. These operations are conducted through our subsidiary, Enogex Inc. and its subsidiaries. Enogex's focus is to utilize its processing, transportation and storage capacity and execute physical, financial and service transactions to capture revenues across different commodities, locations or time periods. The vast majority of Enogex's natural gas gathering, processing, transportation and storage assets are located in the major gas producing basins of Oklahoma. Enogex and its subsidiaries operate approximately 9,300 miles of gas gathering and transportation pipelines. Additionally, through a 75 percent interest in the NOARK Pipeline System Limited Partnership, Enogex also owns a controlling interest in and operates the Ozark Gas Transmission System, a FERC regulated interstate pipeline that extends from southeast Oklahoma through Arkansas to southeast Missouri. Enogex's marketing and trading activities include corporate price risk management and other optimization services. Enogex was previously engaged in the exploration and production of natural gas; however, this portion of Enogex's business, along with interests in certain gas gathering and processing assets in Texas, were sold in 2002 and 2003 and are reported in our Consolidated Financial Statements as discontinued operations.

        Date of Incorporation; Executive Offices.    We were incorporated in Oklahoma on August 4, 1995 and became the holding company parent of Oklahoma Gas and Electric Company and Enogex Inc. on December 31, 1996.

        Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

Company Strategy

        In early 2002, we completed a review of our business strategy that was largely driven by the anticipated deregulation of the retail electric markets in Oklahoma and Arkansas. Due to a variety of factors, including efforts to repeal the Oklahoma Electric Restructuring Act of 1997 and the recent repeal of the restructuring law in Arkansas, we do not anticipate that deregulation of the electricity markets in Oklahoma or Arkansas will occur in the foreseeable future. Our strategic direction has been revised to reflect these developments.

As a result, we expect potentially slower earnings growth than that previously associated with deregulation but with less variability of those earnings. The components of our business strategy are as follows:

  •
  Focus on our core utility operations.    We will focus on energy products and services with limited or manageable commodity exposure to customers primarily in the south central United States. We intend for Oklahoma Gas and Electric Company to continue as an integrated utility engaged in the generation, transmission and distribution of electricity and to represent over time approximately 70 percent of our consolidated assets. At June 30, 2003, Oklahoma Gas Electric Company represented approximately 64 percent of our assets. The remainder of our assets will be in Enogex's pipeline businesses. We believe that Enogex's assets provide critical gas supply services to our utility generation fleet as well as incremental growth opportunities. In addition, we believe many of the commercial skills, risk management practices, and market information available from Enogex provide value to all of our businesses. While we do not expect that the retail electric segment in Oklahoma or Arkansas will be deregulated in the near future, substantial changes are anticipated at the wholesale level. The direction of FERC regulation toward market design may, depending on state regulatory policy, subject our utility business to a higher level of commodity risk. Accordingly, we are taking steps to have the appropriate skills and capabilities in place in an effort to mitigate potential adverse effects of future regulatory changes.

  •
  Purchase of additional regulated generating capacity.    In the near term, Oklahoma Gas and Electric Company plans on increasing its investment and growing earnings largely through the acquisition of a merchant power plant. As discussed below in more detail, Oklahoma Gas and Electric Company recently agreed to purchase a 77 percent interest in a 520 MW generating plant located in Oklahoma. Oklahoma Gas and Electric Company anticipates filing with appropriate regulatory agencies to increase base rates to recover its investment in, and operating expenses of, this power plant and expects that customers should realize overall lower rates. Oklahoma Gas and Electric Company expects that the lower rates will be realized due to fuel savings from the increased efficiency of this new plant, elimination of an existing qualified cogeneration and small power production producers' contract ("QF contract") pursuant to which Oklahoma Gas and Electric Company currently acquires a portion of the power it delivers to its customers and termination of a purchased power contract.

  •
  Pursue other opportunities for generation when appropriate.    We will continue to review all of the supply alternatives to replace expiring QF contracts that would minimize the total cost of generation to our customers. Unless extended by Oklahoma Gas and Electric Company, 540 MWs of QF contracts will expire over the next one to five years. Accordingly, Oklahoma Gas and Electric Company will continue to explore opportunities to build or buy power plants in order to serve its native load. As a result of the high volatility of current natural gas prices and the increase in projected natural gas prices, Oklahoma Gas and Electric Company will include the feasibility of constructing additional base load coal-fired units in its build options.

  •
  Improve Enogex performance.    Enogex initiated a program in 2002 to improve its financial performance. As a part of this performance improvement program, Enogex has received net proceeds of approximately $101.3 million from asset sales, reduced debt during 2002 by approximately $128.5 million or 17 percent, reduced its number of employees by approximately 12 percent and reorganized its operations. Enogex will continue to take actions to reduce its exposure to commodity prices by, among other things, mitigating its exposure to keep whole processing arrangements. While we believe substantial progress has been achieved, we believe opportunities for further improvement not only exist but are required to meet our goals. Enogex expects to continue improving its work processes, rationalizing assets, negotiating better commercial terms for new volumes as well as for volumes under expiring contracts and deploying new information technology to facilitate the optimization of its system. We have a goal of targeting our pipeline businesses at 30 percent of our consolidated assets.

        In 2003, in addition to these ongoing efforts, a major upgrade of our information systems is expected to be substantially completed. We believe these upgrades will be a major step towards obtaining the data required for us to optimize our system, provide improved customer service and enable management to more accurately determine the earnings potential of the unregulated pipeline system.

Recent Developments

  Pending Acquisition of Power Plant

        As we indicated above, part of our strategy has been to increase our investment and grow earnings through the acquisition of a merchant power plant. On August 18, 2003, Oklahoma Gas and Electric Company signed an asset purchase agreement to acquire NRG McClain LLC's 77 percent interest in the 520 MW NRG McClain Station. The purchase price for the interest in the plant is approximately $160 million, subject to adjustment for prepaid gas and property taxes. The plant includes gas-fired combined cycle combustion turbine units and is located near Newcastle, Oklahoma in McClain County, Oklahoma. The plant began operating in 2001. The owner of the remaining 23 percent interest in the plant is the Oklahoma Municipal Power Authority ("OMPA").

        Closing is subject to customary conditions including receipt of regulatory approval by the FERC. Because the current owner of the plant has filed for bankruptcy protection, the acquisition also is subject to approval by the bankruptcy court. We expect that as part of the bankruptcy approval process, NRG McClain LLC's interest in the plant will be subject to an auction process to be approved by the bankruptcy court. Although NRG McClain has reached an agreement with its secured lenders and the creditors' committee for its parent, NRG Energy, on the sale of the plant, these and other NRG McClain LLC's creditors can object to the asset purchase agreement and the auction under certain circumstances. We cannot guarantee the terms of the auction process or that Oklahoma Gas and Electric Company will be the winning bidder in the auction or that Oklahoma Gas and Electric Company may not raise the price it proposes to pay for the power plant. Assuming the bankruptcy court approves the sale on a timely basis, we anticipate that the acquisition will be completed no later than December 1, 2003.

        Following the acquisition, Oklahoma Gas and Electric Company expects to operate the plant in accordance with a joint ownership and operating agreement with the OMPA that is in the process of being negotiated. Under this agreement, Oklahoma Gas and Electric Company would operate the facility, and Oklahoma Gas and Electric Company and the OMPA would be entitled to the net available output of the plant based on their respective ownership percentage. All fixed and variable costs would be shared in proportion to the respective ownership interests. Oklahoma Gas and Electric Company expects to utilize its portion of the output, 400 MWs, to serve its native load. Oklahoma Gas and Electric Company will file with the OCC a request to increase its base rates to recover its investment in, and the operating expenses of, the plant. As provided in its most recent rate settlement with the OCC, pending approval of the request to increase base rates to recover the investment in the plant, Oklahoma Gas and Electric Company will have the right to accrue a regulatory asset, for a period not to exceed 12 months subsequent to the acquisition, consisting of the non-fuel operation and maintenance expenses, depreciation, cost of debt associated with the investment and ad valorem taxes. Upon approval by the OCC of Oklahoma Gas and Electric Company's request, all prudently incurred costs accrued through the regulatory asset within the 12 month period will be included in Oklahoma Gas and Electric Company's prospective cost of service.

        As part of its most recent rate settlement with the OCC, Oklahoma Gas and Electric Company undertook to acquire electric generating capacity of not less than 400 MWs. The acquisition of a 77 percent interest in the NRG McClain Station would constitute an acquisition of such generation under the recent OCC settlement order. Oklahoma Gas and Electric Company expects this new generation will provide savings, over a three-year period, in excess of $75.0 million to its Oklahoma customers. These savings will be derived from: (i) the avoidance of purchase power contracts otherwise needed; (ii) replacing an above market cogeneration contract when it can be terminated at the end of August 2004; and (iii) fuel savings associated with operating efficiencies of the new plant. These savings, while providing real savings to Oklahoma customers, are not expected to effect the profitability of Oklahoma Gas and Electric Company because its rates would not need to be reduced to accomplish these savings.

        As indicated above, the decision of Oklahoma Gas and Electric Company with respect to the purchase of this new generation will be subject to a review by the OCC as a part of a general rate case for the purpose of determining the level of just and reasonable costs associated with the new generation to be included in customers' rates. The OCC's review is expected to include, but not be limited to, an analysis and review of the alternatives to purchasing the new generation, the amount paid for such new generation and the level of capacity purchases. Oklahoma Gas and Electric Company will provide monthly reports, for a period of 36 months after the acquisition, to the OCC Staff, documenting and providing proof of savings experienced by Oklahoma Gas and Electric Company's customers. In the event Oklahoma Gas and Electric Company is unable to demonstrate at least $75.0 million in savings to its customers during this 36-month period, Oklahoma Gas and Electric Company will have an obligation to credit its Oklahoma customers any unrealized savings below $75.0 million as determined at the end of the 36-month period, which shall be no later than December 31, 2006.

        In the event Oklahoma Gas and Electric Company does not acquire the new generation by December 31, 2003, the settlement order requires Oklahoma Gas and Electric Company to credit $25.0 million annually (at a rate of 1/12 of $25.0 million per month for each month that the new generation is not in place) to its Oklahoma customers beginning January 1, 2004 and continuing through December 31, 2006. However, if Oklahoma Gas and Electric Company purchases the new generation subsequent to January 1, 2004, the credit to Oklahoma customers will terminate in the first month that the new generation begins initial operations and any previously-credited amounts to Oklahoma customers will be deducted in the determination of the $75.0 million targeted savings.

        Oklahoma Gas and Electric Company expects to fund the acquisition with a combination of a capital contribution from us (utilizing the net proceeds of this offering) and the issuance of long-term debt.

The Offering

Common stock offered by us	4,650,000 shares
Common stock to be outstanding after this offering	85,258,557 shares, based on shares outstanding as of July 31, 2003
Use of proceeds
We plan to use the proceeds received by us in this offering to make a capital contribution to Oklahoma Gas and Electric Company, which will, in turn, use such funds to pay a portion of the purchase price of its pending acquisition of the generating plant. Pending completion of the acquisition, the proceeds will be used for general corporate purposes, including repayment of commercial paper.
New York Stock Exchange and Pacific Exchange symbol	OGE
Current indicated annual common stock dividend rate(1)	$1.33

        Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

        Our common stock includes associated rights to purchase preferred stock pursuant to our Amended and Restated Rights Agreement (the "Rights Agreement") between us and Mellon Investor Services LLC, as Rights Agent. One-half a right to purchase preferred stock automatically trades with each share of common stock. Each right to purchase preferred stock entitles its registered holder upon the happening of specified events to purchase from us one one-hundredth of a share of preferred stock pursuant to the terms of the Rights Agreement. You should read the accompanying prospectus, which provides more detail about the rights, before investing in our common stock.

(1)
The payment of dividends will be determined from time to time by our board of directors and is based on numerous factors. While the dividend payout ratio is expected to exceed our target payout ratio of 75 percent in 2003, after considering estimates of future earnings and numerous other factors, management expects at this time that it will continue to recommend to the board of directors a continuance of the current annual dividend rate of $1.33 per share.

Summary Consolidated Financial Data

        We are providing the following selected financial information to assist you in analyzing an investment in the shares of our common stock. We derived the consolidated financial information presented below as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 from the audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2002. Certain prior year amounts have been reclassified to conform to the 2003 presentation. We derived the consolidated financial information presented below as of June 30, 2003 and for the six months ended June 30, 2002 and 2003, from our interim unaudited consolidated financial statements included in our Form 10-Q for the quarter ended June 30, 2003. In the opinion of management, such interim unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly the results for the interim periods presented.

        The financial information below should be read in conjunction with the historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the annual, quarterly and other reports filed by us with the Securities and Exchange Commission, which we have incorporated by reference into this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In millions except per share data)
Consolidated Income Statement Data:
Operating revenues	$1,902.7	$1,306.6	$3,023.9	$3,064.4	$3,184.4
Operating income	$104.3	$79.1	$235.7	$270.9	$334.6
Net interest expense	$(49.6)	$(54.8)	$(109.1)	$(123.0)	$(129.4)
Income from continuing operations before cumulative effect of change in accounting principle(1)(2)	$36.5	$16.8	$81.0	$93.9	$133.8
Income from discontinued operations(1)	$1.3	$5.3	$9.8	$6.7	$13.2
Cumulative effect of change in accounting for energy trading contracts, net of tax of $3.7(2)	$(5.9)	—	—	—	—

Net income	$31.9	$22.1	$90.8	$100.6	$147.0

Basic average common shares outstanding	78.9	78.0	78.1	77.9	77.9
Diluted average common shares outstanding	79.2	78.0	78.2	77.9	77.9
Basic and diluted earnings (loss) per average common share:
Income from continuing operations	$0.46	$0.21	$1.04	$1.20	$1.72
Income from discontinued operations, net of tax	$0.01	$0.07	$0.12	$0.09	$0.17
Loss from cumulative effect of accounting change, net of tax	$(0.07)	—	—	—	—

Total earnings per average common share	$0.40	$0.28	$1.16	$1.29	$1.89

Dividends declared per share	$0.6650	$0.6650	$1.33	$1.33	$1.33
(1)
During 2002 and the first quarter of 2003, Enogex sold its exploration and production business along with interests in certain gas gathering and processing assets in Texas. These operations are reported as discontinued operations.

(2)
In October 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus to rescind EITF 98-10 effective for fiscal periods beginning after December 15, 2002. Application of the consensus for energy contracts and inventory that existed on or before October 25,

  2002 that remained in effect at the date this consensus was initially applied were recognized as a cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." We adopted this consensus effective January 1, 2003 resulting in an approximate $9.6 million pre-tax loss ($5.9 million after tax). The loss, which was accounted for as a cumulative effect of a change in accounting principle, was primarily related to natural gas held in storage for trading purposes.

	As of
	June 30, 2003	December 31, 2002	December 31, 2001
	(In millions)
Consolidated Balance Sheet Data:
Total assets	$4,287.9	$4,251.4	$4,117.1
Short-term debt, including current maturities	$288.1	$296.0	$230.0
Total current liabilities	$809.9	$751.7	$611.0
Long-term debt	$1,480.0	$1,501.9	$1,526.3
Stockholders' equity	$991.7	$983.9	$1,040.6
Total liabilities and stockholders' equity	$4,287.9	$4,251.4	$4,117.1

RISK FACTORS

        An investment in our common stock involves significant risks. You should carefully consider these risk factors as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our common stock.

Risks Related to Our Business

        Any further reductions in our credit ratings or credit ratings of our subsidiaries will increase our financing costs and the costs of maintaining certain contractual relationships.

        Our senior unsecured debt has been assigned a rating by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("S&P"), of "BBB" (stable outlook), by Moody's Investors Service, Inc. ("Moody's") of "Baa1" (stable outlook) and by Fitch, Inc. ("Fitch") of "A" (stable outlook). Oklahoma Gas and Electric Company's senior unsecured debt has been assigned ratings of "BBB+", "A2" and "AA-" by S&P, Moody's and Fitch, respectively, while Enogex's senior unsecured debt has been assigned ratings of "BBB+", "Baa3" (negative outlook) and "BBB" by S&P, Moody's and Fitch, respectively. While our non-regulated operations have a higher level of risk than our regulated utility operations, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings or our subsidiaries' current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could lead to higher borrowing costs and, if below investment grade, could require us to issue guarantees on behalf of Enogex to support some of Enogex's marketing and trading operations. While the foregoing indicates ratings from these agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities or our subsidiaries' securities and that each rating should be evaluated independently of any other rating.

        There may be changes in the regulatory environment that impair our ability to recover costs from our customers.

        We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiary, Oklahoma Gas and Electric Company, operates regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers.

        As a result of the energy crisis in California and the financial troubles at a number of energy companies, the regulatory environments in which we operate have received an increased amount of public attention. The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. It is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met.

        We are unable to predict the impact on our operating results from the future regulatory activities of any of the agencies that regulate us. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

        Our pending acquisition of a 77 percent interest in the 520 MW NRG McClain plant may not be completed on the terms we have announced, in a timely manner or at all.

        Our acquisition of the 77 percent interest in the NRG McClain plant is subject to customary closing conditions, including approval by the FERC. In addition, because NRG McClain LLC is in bankruptcy, our acquisition is subject to approval by the bankruptcy court. We expect that as part of the bankruptcy approval process, NRG McClain LLC's interest in the plant will be subject to an auction process to be approved by the bankruptcy court. NRG McClain LLC's creditors can object to the asset purchase agreement with Oklahoma Gas and Electric Company and the auction process. As part of this approval process, the bankruptcy court will put the interest up for auction. As a result, we may not know for several months the terms, if any, of the auction process or whether we are the winning bidder. During the auction process, we may increase the price we are willing to pay for the interest. Even if we increase our price, we may not end up as the winning bidder.

        As indicated above, closing is subject to a number of conditions, including FERC and bankruptcy court approval. These conditions are not within our control. Consequently, the acquisition may not be completed by the end of the year, or at all. As discussed above under "Recent Developments", if the acquisition of new generation does not close by December 31, 2003, Oklahoma Gas and Electric Company will have to credit its Oklahoma customers approximately $2.1 million per month for every month until it completes the acquisition or acquires substitute generation.

        We are subject to commodity price risk, credit risk and other risks associated with energy markets.

        We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, financial derivative instrument contracts do not eliminate the risk. Specifically, such risks include commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

        Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

        We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of 18 months, and certain short-term positions for which market prices are not available, models based on forward price curves are utilized. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

        Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiary and consequently decrease our revenue.

        Although retail restructuring efforts in Oklahoma and Arkansas have stalled for the time being, if such efforts were renewed, retail competition and the unbundling of regulated energy service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. Any such restructuring could have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiary charges for electricity and the quality and reliability of its service currently place it in a position to compete effectively in the energy market.

        Recent events that are beyond our control have increased the level of public and regulatory scrutiny of our industry. Governmental and market reactions to these events may have negative impacts on our business, financial condition and access to capital.

        As a result of the energy crisis in California during the summer of 2001, the volatility of natural gas prices in North America, the bankruptcy filing by Enron Corporation, accounting irregularities at public companies in general and energy companies in particular, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility business have been under a generally increased amount of public and regulatory scrutiny and suspicion. The accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and companies' relationships with their independent auditors. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect these types of events may have on our business, financial condition or access to the capital markets.

        As a result of these events, Congress passed the Sarbanes-Oxley Act of 2002. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

Risks Related to Our Corporate Structure

        We must rely on cash from our subsidiaries to make debt payments and pay dividends on our common stock.

        We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness and pay dividends on our common stock depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due on our indebtedness or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary's ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of working capital and other assets.

        In addition, as discussed above, our utility subsidiary, Oklahoma Gas and Electric Company, is regulated by state utility commissions in Oklahoma and Arkansas which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiary to pay dividends to us, it could adversely affect our ability to make payments on our indebtedness, pay dividends on our common stock or otherwise meet our financial obligations.

        Certain provisions of law, as well as provisions in our certificate of incorporation, bylaws and shareowners rights plan, may make it more difficult for others to obtain control of us, even though some shareowners might consider this favorable.

        We are an Oklahoma corporation and certain anti-takeover provisions of Oklahoma law apply to us and create various impediments to the acquisition of control of us or to the consummation of certain business combinations with us. In addition, our bylaws and shareowners rights plan contain provisions which may make it more difficult to remove incumbent directors or effect certain business combinations with us without the approval of our board of directors. See "Description of Capital Stock" in the accompanying prospectus. These provisions of law and of our corporate documents, individually or in the aggregate, could discourage a future takeover attempt which individual shareowners might deem to be in their best interests or in which shareowners would receive a premium for their shares over current prices.

        We may issue additional shares of our common stock that could dilute the value of your common stock.

        We may be required to issue additional shares of our common stock that may dilute the value of your common stock and may adversely affect the market price of our common stock.

        We have incentive compensation plans under which stock options and other performance incentives are awarded to our key employees and key employees of our subsidiaries. As of June 30, 2003, stock options for 3,009,167 shares of common stock were outstanding, of which options for 1,518,619 shares of common stock were exercisable. The per share exercise price for the options ranges from $16.69 to $28.75. In addition, certain employees also may be awarded restricted stock under our incentive plans. We hold restricted stock until restrictions lapse, generally ratably over a three-year period. We granted no restricted shares in 2002, 67,410 restricted shares in 2001, 58,627 restricted shares in 2000 and 65,831 restricted shares in 1999. Also, we granted 128,469 performance units under our incentive compensation plans in January 2003. Each performance unit represents one share of common stock and is contingently awarded subject to the condition that the number of performance units, if any, earned upon the expiration of generally a three-year period is dependent on our total shareholder return relative to the total shareholder return of selected other publicly-traded public utilities.

  The market price of our common stock may fluctuate.

        The market price of our common stock has fluctuated recently. In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may continue to fluctuate in the future.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should," or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

  •
  prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other;

  •
  business conditions in the energy industry;

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

  •
  unusual weather;

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

  •
  changes in accounting standards, rules or guidelines;

  •
  creditworthiness of suppliers, customers and other contractual parties;

  •
  the higher degree of risk associated with our nonregulated businesses compared with our regulated utility business; and

  •
  the other factors listed from time to time by us in reports filed with the Securities and Exchange Commission.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under the captions "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K, for the year ended December 31, 2002, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under the caption "Where You Can Find More Information" in the accompanying prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

USE OF PROCEEDS

        We anticipate that the net proceeds from this offering will be approximately $96.4 million, after deducting the underwriting discount and estimated offering expenses. If the underwriter's over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $110.5 million. We intend to apply the net proceeds from this offering to make a capital contribution to Oklahoma Gas and Electric Company, which will, in turn, use such funds to pay a portion of the purchase price for its pending acquisition of the 77 percent interest in the McClain Station generating plant. Pending completion of the acquisition, the net proceeds will be used for general corporate purposes, including repayment of commercial paper, which has an average weighted interest rate at August 15, 2003 of 1.19 percent and an outstanding balance of $183.6 million.

PRICE RANGE OF COMMON STOCK

        Our common stock is currently listed on the New York Stock Exchange and the Pacific Exchange under the symbol "OGE." The following table sets forth the high and low prices for transactions involving our common stock for each calendar quarter, as reported on the New York Stock Exchange Composite Tape, and related dividends paid per common share during such periods.

	High	Low	Dividend
2003:
Third Quarter (through August 21, 2003)	$21.91	$19.50	$0.3325
Second Quarter	$22.25	$17.36	$0.3325
First Quarter	$19.37	$15.99	$0.3325
2002:
Fourth Quarter	$18.34	$13.70	$0.3325
Third Quarter	$23.29	$16.13	$0.3325
Second Quarter	$24.24	$21.82	$0.3325
First Quarter	$24.12	$21.28	$0.3325
2001:
Fourth Quarter	$23.41	$20.95	$0.3325
Third Quarter	$23.48	$20.00	$0.3325
Second Quarter	$23.77	$20.80	$0.3325
First Quarter	$24.69	$21.25	$0.3325

        On August 21, 2003 the last reported sale price of our common stock on the New York Stock Exchange was $21.90 per share.

        The payment of dividends will be determined from time to time by our board of directors and is based on numerous factors. While the dividend payout ratio is expected to exceed our target payout ratio of 75 percent in 2003, after considering estimates of future earnings and numerous other factors, management expects at this time that it will continue to recommend to the board of directors a continuance of the current annual dividend rate of $1.33 per share.

CAPITALIZATION

        The following table sets forth our short-term debt and capitalization as of June 30, 2003 on an actual basis and on an as adjusted basis reflecting the sale of 4,650,000 shares of our common stock offered pursuant to this prospectus supplement after deducting the underwriting discount and estimated offering expenses that we will pay, and the application of the net proceeds to repay commercial paper as described in this prospectus supplement under the caption "Use of Proceeds."

	As of June 30, 2003
	Actual	% of Capitalization	As Adjusted	% of Capitalization
	(Dollars in millions)
Short-term debt, including current maturities	$288.1	10.4%	$191.7	7.0%
Long-term debt	$1,480.0	53.6%	$1,480.0	53.6%
Stockholders' equity	$991.7	36.0%	$1,088.1	39.4%

Total Capitalization (includes short-term debt)	$2,759.8	100.0%	$2,759.8	100.0%

UNDERWRITING

General

        Under the underwriting agreement, which will be filed as an exhibit to a current report on form 8-K and incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part, each of the underwriters named in the table below has severally agreed to purchase from us the respective number of shares of our common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.	2,790,000
Goldman, Sachs & Co.	837,000
Merrill Lynch, Pierce, Fenner & Smith	604,500
Incorporated
A.G. Edwards & Sons, Inc.	372,000
Stephens Inc.	46,500

Total	4,650,000

        The underwriting agreement provides that the underwriters' obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Over-Allotment Option

        We have granted the underwriters an option to purchase, from time to time until 30 days after the date of the underwriting agreement, in whole or in part, up to an aggregate of an additional 674,074 shares of our common stock at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. This option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, each underwriter will be obligated, so long as the conditions set forth in the underwriting agreement are satisfied, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table and we will be obligated to sell the shares of our common stock to the underwriters.

Commission and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, at such public offering price less a selling concession not in excess of $0.47 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 674,074 additional shares of our common stock.

	No Exercise	Full Exercise
Per share underwriting discount to be paid by us	$0.79	$0.79

Total	$3,673,500	$4,206,018

        We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $325,000.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising the over-allotment option or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers for a period of 90 days after the date of this prospectus supplement, except (1) issuances pursuant to the exercise of stock options outstanding on the date hereof; (2) grants of employee stock options pursuant to the terms of a plan in effect on the date hereof; (3) issuances pursuant to the exercise of such stock options; (4) the filing of registration statements on form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof; (5) issuances pursuant to direct stock purchase or dividend reinvestment plans in place on the date hereof; and (6) the issuance of shares or options in acquisitions in which the acquiror of such shares or options agrees to the foregoing restrictions.

        Our directors and executive officers have entered into lock-up agreements with the underwriters whereby they have agreed that they will not, without the prior written consent of Lehman Brothers, offer, sell or otherwise dispose of any shares of our common stock for a period ending 90 days after the date of this prospectus supplement.

Listing

        Our common stock is traded on the New York Stock Exchange and Pacific Exchange under the symbol "OGE".

Indemnification

        We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus supplement or the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

        Certain of the underwriters and their affiliates have performed and expect to continue to perform financial advisory, investment banking, trustee or lending services for us and our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, is acting as financial advisor to NRG McClain in connection with its sale of the power plant to Oklahoma Gas and Electric Company and may receive customary compensation therefor.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action for Ontario Purchasers

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

PROSPECTUS

OGE ENERGY CORP.
321 N. Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
(405) 553-3000

$130,000,000

DEBT SECURITIES

COMMON STOCK,
$0.01 PAR VALUE PER SHARE

        We may offer for sale from time to time in one or more issuances (1) one or more series of unsecured debt securities, which may be notes or debentures or other unsecured evidences of indebtedness or (2) shares of our common stock. The debt securities and common stock are collectively referred to in this prospectus as the "Securities." The aggregate initial offering price of the Securities that are offered will not exceed $130,000,000. We will offer the Securities in an amount and on terms to be determined by market conditions at the time of the offering.

        We will provide the specific terms of these Securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell Securities unless accompanied by a prospectus supplement.

        Our common stock trades on the New York Stock Exchange and the Pacific Exchange under the symbol "OGE."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2003.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS	3
FORWARD-LOOKING STATEMENTS	3
OGE ENERGY CORP	4
USE OF PROCEEDS	4
RATIO OF EARNINGS TO FIXED CHARGES	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF CAPITAL STOCK	11
LEGAL OPINIONS	17
EXPERTS	17
PLAN OF DISTRIBUTION	17
WHERE YOU CAN FIND MORE INFORMATION	18

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this process, we may, from time to time over the next several years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $130,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION." We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement. In this prospectus, "we," "us," "our" and "our company" refer to OGE Energy Corp., unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements". When we use words like "believes", "expects", "anticipates", "intends", "plans", "estimates", "may", "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms

  •
  prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other

  •
  business conditions in the energy industry

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us

  •
  unusual weather

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets

  •
  changes in accounting standards, rules or guidelines

  •
  creditworthiness of suppliers, customers and other contractual parties

  •
  the higher degree of risk associated with our nonregulated businesses compared with our regulated utility business

  •
  the other factors listed from time to time by us in reports filed with the Securities and Exchange Commission

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under "Business", "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K, for the year ended December 31, 2002, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under "WHERE YOU CAN FIND MORE INFORMATION".

OGE ENERGY CORP.

        We are an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. We conduct these activities through our electric utility and natural gas pipeline segments.

        Our electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. These operations are conducted through our subsidiary, Oklahoma Gas and Electric Company, and are subject to the jurisdiction of the Oklahoma Corporation Commission, the Arkansas Public Service Commission and the Federal Energy Regulatory Commission.

        Our natural gas pipeline segment transports and stores natural gas, gathers and processes natural gas and markets and trades natural gas. These operations are conducted through our subsidiary, Enogex Inc. and its subsidiaries.

        We were incorporated in Oklahoma on August 4, 1995 and became the holding company parent of Oklahoma Gas and Electric Company and Enogex on December 31, 1996.

        Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

USE OF PROCEEDS

        We will add the net proceeds from the sale of the debt securities and common stock to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries and to repay long or short-term debt. The specific use of the proceeds of a particular series of the debt securities or of the common stock will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.08	2.10	2.45	3.12	4.44

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits (net); and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

        Assuming that our variable interest rate debt continues at interest rates in effect on December 31, 2002, the annual interest requirement on our long-term debt outstanding at December 31, 2002, was $95,117,005.

DESCRIPTION OF DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the debt securities will be issued. These summaries are not complete. The form of indenture and the form of supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and the supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

        The Debt Securities will be represented either by global securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See "—Book-Entry System" in this prospectus.

General

        We may issue the debt securities as notes or debentures or other unsecured evidences of indebtedness (collectively referred to as the "Debt Securities") in one or more new series under an indenture between us and UMB Bank, N.A., or any other trustee to be named as trustee (the "Trustee"). This indenture, to be supplemented by a new supplemental indenture for each series of Debt Securities, is referred to in this prospectus as the "Indenture." The Debt Securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. The Debt Securities will be obligations exclusively of our company. As a holding company, we have no material assets other than our ownership of the common stock of our subsidiaries. Unless we say otherwise in a prospectus supplement, we will rely entirely upon distributions and other amounts received from our subsidiaries to meet the payment obligations under the Debt Securities.

        Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the Debt Securities or otherwise to make any funds available to us. This includes the payment of dividends or other distributions or the extension of loans or advances, unless we say otherwise in a prospectus supplement. Public utility commissions that regulate our utility subsidiary may effectively restrict the payment of dividends to us by our utility subsidiary. See "Description of Capital Stock—Dividend Rights" for a description of certain limits on the ability of our regulated utility subsidiary, Oklahoma Gas and Electric Company, to pay dividends on its common stock.

        Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the Debt Securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the Debt Securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

        We refer in this prospectus to all of the debt securities to be issued under the Indenture including the Debt Securities, as the "debt securities." The amount of debt securities that we may issue under the Indenture is not limited.

        The Debt Securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Debt Securities will specify:

  •
  the title, aggregate principal amount and offering price of that series of Debt Securities;

  •
  the interest rate or rates, or method of calculation of the rate or rates, on that series, and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  the record dates for payments of interest;

  •
  the date on which the Debt Securities of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities of that series may be repaid, in whole or in part, at the option of the holder thereof; and

  •
  other specific terms applicable to the Debt Securities of that series.

        Any special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount and any special United States federal income tax or other considerations applicable to any Debt Securities which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of Debt Securities.

        Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples of $1,000.

        Unless otherwise indicated in the applicable prospectus supplement, there will be no provisions in the Indenture or the Debt Securities that require us to redeem, or permit the holders to cause a redemption or repurchase of, the Debt Securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Registration, Transfer And Exchange

        Debt Securities of any series may be exchanged for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.06.)

        Unless we indicate otherwise in the applicable prospectus supplement, Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange will be effected upon the Trustee's satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.06 and 2.07.)

        The Trustee will not be required to exchange or register a transfer of any Debt Securities of a series that is selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.06.) See "—Book-Entry System" in this prospectus.

Payment and Paying Agents

        Principal, interest and premium, if any, on Debt Securities issued in the form of global securities will be paid in the manner described below under the caption "—Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on Debt Securities that are in the form of certificated securities will be paid by check mailed to the holder at that holder's address as it appears in the register for the Debt Securities maintained by the Trustee; however, a holder of $10,000,000 or more of debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12.) Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Debt Securities in the form of certificated securities will be payable in immediately available funds at the office of the Trustee upon presentation of the Debt Securities. (Section 2.12.)

        All monies paid by us to a paying agent for the payment of principal, interest or premium on any Debt Security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that Debt Security may thereafter look only to us for payment of that principal, interest or premium. (Section 4.04.)

Events of Default

        The following are events of default under the Indenture:

  •
  default in the payment of principal and premium, if any, on any debt security issued under the Indenture when due and payable and continuance of that default for a period of 5 days;

  •
  default in the payment of interest on any debt security issued under the Indenture when due and continuance of that default for 30 days;

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  default in the performance or breach of any of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

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  specified events of bankruptcy, insolvency or reorganization of our company. (Section 7.01.)

        If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding debt securities may declare the principal amount of all debt securities to be due and payable immediately. At any time after an acceleration of the debt securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the debt securities has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the debt securities. (Section 7.01.)

        The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security to the Trustee. (Section 8.02.) The holders of a majority in principal amount of the outstanding debt securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the debt securities. The holders of a majority in principal amount of the outstanding debt securities generally will be able to waive any past default or event of default except a default in the payment of principal, premium or interest on the debt securities. (Section 7.07.) Each holder has the right to institute a proceeding relating to the Indenture, but this right is subject to conditions precedent specified in the Indenture. (Section 7.04.) The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the debt securities, however, the Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so.

(Section 7.08.) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 5.05.)

Modification

        Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture and the Debt Securities from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding debt securities or the consent or approval of each holder affected by the proposed amendment.

        We will not need the consent of the holders for the following types of amendments:

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  adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

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  adding security for the debt securities; or

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  making various other modifications, generally of a ministerial or immaterial nature. (Section 12.01.)

        We will need the consent of the holders of each outstanding debt security affected by a proposed amendment if the amendment would cause any of the following to occur:

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  a change in the maturity date or redemption date of any debt security;

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  a reduction in the interest rate or extension of the time of payment of interest;

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  a reduction in the principal amount of any debt security, the interest or premium payable on any debt security, or the amount of principal that could be declared due and payable prior to the stated maturity;

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  a change in the currency of any payment of principal, premium or interest on any debt security;

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  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any debt security;

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  a reduction in the percentage of outstanding debt securities necessary to consent to the modification or amendment of the Indenture; or

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  a modification in these requirements or a reduction to less than a majority of the percentage of outstanding debt securities necessary to waive any past default. (Section 12.02.)

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding debt securities.

Defeasance and Discharge

        We may be discharged from all obligations relating to the debt securities and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of debt securities, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the debt securities on the dates those payments are due. To discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Indenture. If we discharge our obligations as described above, the holders of debt securities must look only to the funds deposited with the Trustee, and not us, for payments on the debt securities. (Section 4.01.)

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and any premium on all the debt securities and our obligation to perform every covenant in the Indenture that we are supposed to perform or observe. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture, and we will be released from all obligations under the Indenture. The Indenture defines all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically permits any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the debt securities. (Sections 11.01 and 11.02.)

        Unless we indicate otherwise in the applicable prospectus supplement, the Indenture will not contain any financial or other similar restrictive covenants.

Resignation or Removal of Trustee

        The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10.)

        The holders of a majority in principal amount of the outstanding debt securities may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the Trustee and the holder of each debt security outstanding under the Indenture and (2) appointment of a successor Trustee. (Section 8.10.)

Concerning the Trustee

        UMB Bank, N.A. is the Trustee. We and/or our affiliates maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for securities of our affiliates.

Book-Entry System

        Each series of Debt Securities offered by this prospectus may be issued in the form of one or more global securities representing all or part of that series of Debt Securities. This means that we will not issue certificates for that series of Debt Securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Debt Securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

        Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

        Unless otherwise specified in the prospectus supplement, DTC will act as Depository for Debt Securities issued as global securities. The Debt Securities will be registered in the name of Cede & Co. (DTC's nominee).

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules that apply to DTC and its Direct or Indirect Participants (collectively, "Participants") are on file with the SEC.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global security as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the Trustee.

        Debt Securities of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

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  DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

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  we determine not to require all of the Debt Securities of a series to be represented by a global security and notify the Trustee of our decision.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

        Any underwriters, dealers or agents of Debt Securities may be Direct Participants of DTC.

DESCRIPTION OF CAPITAL STOCK

        The following statements are summaries of certain provisions of our Restated Certificate of Incorporation and are subject to the detailed provisions thereof. Such summaries do not purport to be complete, and reference is made to our Restated Certificate of Incorporation (which is filed as Exhibit 3.01 to our Form 10-K for the year ended December 31, 1996, File No. 1-12579) for a full and complete statement of such provisions.

Authorized Shares

        Under our Restated Certificate of Incorporation, we are authorized to issue 125,000,000 shares of common stock, par value $.01 per share, of which 78,720,459 shares were outstanding on February 28, 2003.

        We are also authorized to issue 5,000,000 shares of preferred stock, par value $.01 per share. As discussed below under the caption "—Rights to Purchase Series A Preferred Stock," we have created a series of preferred stock designated as "Series A Preferred Stock" and the number of shares constituting such series is 1,250,000. No shares of such Series A Preferred Stock and no shares of any other preferred stock are currently outstanding. Without shareholder approval, we may issue preferred stock in the future in such series as may be designated by our board of directors. In creating any such series, our board of directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights. The terms of any series of preferred stock that we may issue in the future may provide the holders of such preferred stock with rights that are senior to the rights of the holders of our common stock.

Dividend Rights

        Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates as may be provided for the shares of their series. In addition, we may not, except in limited circumstances, declare or pay dividends on our common stock if we have deferred payment of interest on the junior subordinated debentures that were issued in connection with the trust originated preferred securities issued and sold by our subsidiary trust, OGE Energy Capital Trust I. Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. We expect to derive principally all of the funds required by us to enable us to pay dividends on our common stock from dividends paid by Oklahoma Gas and Electric Company, on its common stock. Our ability to receive dividends on Oklahoma Gas and Electric Company's common stock is subject to the prior rights of the holders of any Oklahoma Gas and Electric Company preferred stock and the covenants of Oklahoma Gas and Electric Company's certificate of incorporation and its debt instruments limiting the ability of Oklahoma Gas and Electric Company to pay dividends.

        Under Oklahoma Gas and Electric Company's certificate of incorporation, if any shares of its preferred stock are outstanding, dividends (other than dividends payable in shares of common stock), distributions or the amount paid for acquisitions of Oklahoma Gas and Electric Company common stock:

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  may not exceed 50% of Oklahoma Gas and Electric Company's net income for a recent twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

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  may not exceed 75% of Oklahoma Gas and Electric Company's net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

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  if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

        Oklahoma Gas and Electric Company's certificate of incorporation further provides that no dividend may be declared or paid on the Oklahoma Gas and Electric Company common stock until all amounts required to be paid or set aside for any sinking fund for the redemption or purchase of Oklahoma Gas and Electric Company cumulative preferred stock, par value $25 per share, have been paid or set aside. Currently, no shares of Oklahoma Gas and Electric Company preferred stock are outstanding and no portion of the retained earnings of Oklahoma Gas and Electric Company is presently restricted by these provisions.

Voting Rights

        Each holder of common stock and each holder of Series A Preferred Stock that may be issued in the future is entitled to one vote per share upon all matters upon which shareowners have the right to vote and generally will vote together as one class. Our board of directors has the authority to fix conversion and voting rights for any new series of preferred stock (including the right to elect directors upon a failure to pay dividends), provided that no share of preferred stock can have more than one vote per share. If, however, any Series A Preferred Stock is issued in the future and if and when dividends payable on such Series A Preferred Stock that may be issued in the future are in default for six full quarterly dividends and thereafter until all defaults shall have been paid, the holders of the Series A Preferred Stock, voting separately as one class, to the exclusion of the holders of common stock, will be entitled to elect two (2) directors.

        Our Restated Certificate of Incorporation also contains "fair price" provisions, which require the approval by the holders of at least 80% of the voting power of our outstanding voting stock as a condition for mergers, consolidations, sales of substantial assets, issuances of capital stock and certain other business combinations and transactions involving us and any substantial (10% or more) holder of our voting stock unless the transaction is either approved by a majority of the members of our board of directors who are unaffiliated with the substantial holder or specified minimum price and procedural requirements are met. The provisions summarized in the foregoing sentence may be amended only by the approval of the holders of at least 80% of the voting power of our outstanding voting stock. Our voting stock consists of all outstanding shares entitled to vote generally in the election of directors and currently consists of our common stock.

        Our voting stock does not have cumulative voting rights for the election of directors. Subject to the rights of the holders of the Series A Preferred Stock (if any are issued) to elect directors under certain circumstances, our Restated Certificate of Incorporation and By-Laws contain provisions stating that: (1) the board of directors will be divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareowners; (2) directors may be removed only with the approval of the holders of at least 80% of the voting power of our shares generally entitled to vote; (3) any vacancy on the board of directors will be filled only by the remaining directors then in office, though less than a quorum; (4) advance notice of introduction by shareowners of business at annual shareowner meetings and of shareowner nominations for the election of directors must be given and that certain information must be provided with respect to such matters; (5) shareowner action may be taken only at an annual meeting of shareowners or a special meeting of shareowners called by the President or the board of directors; and (6) the foregoing provisions may be amended only by the approval of the holders of at least 80% of the voting power of the shares generally entitled to vote. These provisions, along with the "fair price" provisions discussed above, the business combination and control share acquisition provision discussed below and the Rights described below, may deter attempts to cause a change in control of our company (by proxy contest, tender offer or otherwise) and will make more difficult a change in control that is opposed by our board of directors.

Liquidation Rights

        Subject to the prior rights of the holders of the Series A Preferred Stock that may be issued in the future and the possible prior rights of holders of other preferred stock that may be issued in the future, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our common stock are entitled to receive the remaining assets and funds pro rata, according to the number of shares of common stock held.

Other Provisions

        Oklahoma has enacted legislation aimed at regulating takeovers of corporations and restricting specified business combinations with interested shareholders. Under the Oklahoma General Corporation Act, a shareowner who acquires more than 15% of the outstanding voting shares of a corporation subject to the statute, but less than 85% of such shares, is prohibited from engaging in specified "business combinations" with the corporation for three years after the date that the shareowner became an interested stockholder. This provision does not apply if (1) before the acquisition date the corporation's board of directors has approved either the business combination or the transaction in which the shareowner became an interested shareowner or (2) the corporation's board of directors approves the business combination and at least two-thirds of the outstanding voting stock of the corporation not owned by the interested shareowner vote to authorize the business combination. The term "business combination" encompasses a wide variety of transactions with or caused by an interested shareowner in which the interested shareowner receives or could receive a benefit on other than a pro rata basis with other shareowners, including mergers, specified asset sales, specified issuances of additional shares to the interested shareowner, transactions with the corporation that increase the proportionate interest of the interested shareowner or transactions in which the interested shareowner receives certain other benefits.

        Oklahoma law also contains control share acquisition provisions. These provisions generally require the approval of the holders of a majority of the corporation's voting shares held by disinterested shareowners before a person purchasing one-fifth or more of the corporation's voting shares can vote the shares in excess of the one-fifth interest. Similar shareholder approvals are required at one-third and majority thresholds.

        The board of directors may allot and issue shares of common stock for such consideration, not less than the par value thereof, as it may from time to time determine. No holder of common stock has the preemptive right to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock is not subject to further calls or to assessment by us.

        Our common stock is listed on the New York Stock Exchange and the Pacific Exchange. ChaseMellon Shareholder Services LLC is the Transfer Agent and Registrar for our common stock.

Rights to Purchase Series A Preferred Stock

        On August 7, 1995, our board of directors declared a dividend of one preferred stock purchase right (a "Right" or "Rights") for each outstanding share of our common stock. As a result of the two-for-one split of our common stock paid in the form of a stock dividend on June 15, 1998, one-half a Right automatically trades with each share of common stock. Our board of directors subsequently determined it to be in our best interests and in the best interests of our shareholders to amend and restate our Rights Agreement to extend its term to December 11, 2010 and to change the Purchase Price (as described below) to $130.00. If and when the Rights become exercisable, each Right will entitle the holder of record to purchase from us one one-hundredth of a share of our Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), at a price of $130 per one one-hundredth of a share (the "Purchase Price"), although the price and the securities to be purchased are subject to adjustment as described below. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated October 10, 2000 (the "Rights Agreement") between us and ChaseMellon Shareholder Services LLC, as Rights Agent (the "Rights Agent").

        Initially, (i) the Rights will not be exercisable, (ii) certificates will not be sent to shareowners, (iii) the Rights will be evidenced by the common stock certificates, (iv) the Rights will automatically trade with the common stock, (v) the Rights will be transferred with and only with such common stock certificates, (vi) new common stock certificates will contain a notation incorporating the Rights Agreement by reference and (vii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

        Separate certificates representing the Rights will be distributed as soon as practicable after the "Distribution Date," which is the close of business on the earlier of:

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  the tenth day after a public announcement (or, if earlier, the date a majority of our board of directors becomes aware) that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of our common stock or other securities representing 20% or more of the voting power of all of our securities then outstanding generally entitled to vote for the election of directors (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date"), or

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  the tenth day after the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the ownership of 20% or more of our outstanding voting power (the earlier of the dates in clause (i) or (ii) being called the "Distribution Date").

        As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of our common stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

        Even if they have acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our voting power, each of the following persons (an "Exempt Person") will not be deemed to be an Acquiring Person: (i) OG&E, us, any of our subsidiaries, any of our employee benefit plans or employee stock plans or of any of our subsidiaries or of OG&E; and (ii) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of common stock, unless and until such person shall become the beneficial owner of, or make a tender offer for any additional shares of common stock.

        The holders of the Rights are not required to take any action until the Rights become exercisable. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 11, 2010, unless earlier redeemed or exchanged by us as described below.

        In order to protect the value of the Rights to the holders, the Purchase Price and the number of shares of Series A Preferred Stock (or other securities or property) issuable upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, our common stock or Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

        These adjustments are called anti-dilution provisions and are intended to ensure that a holder of Rights will not be adversely affected by the occurrence of such events. Except under limited circumstances, we are not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price.

        In the event (i) any Person (other than an Exempt Person) becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of common stock that the independent directors determine prior to the time such offer is made to be fair to and otherwise in our best interests and in the best interests of our shareowners) or (ii) any Exempt Person who is the beneficial owner of 20% or more of our outstanding voting power fails to continue to qualify as an Exempt Person, then each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, our common stock (or, in certain circumstances, cash, property or other securities) having a market value at the time of the transaction equal to twice the Purchase Price. Rights are not exercisable following such event, however, until such time as the Rights are no longer redeemable by us as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

        For example, at an exercise price of $130 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $260 worth of common stock (or other consideration, as noted above) for $130. Assuming that the common stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase 13 shares of common stock for $130.

        Subject to certain limited exceptions, after the Rights have become exercisable, if (i) we are acquired in a merger or other business combination (in which any shares of our common stock are changed into or exchanged for other securities or assets) or (ii) more than 50% of our and our subsidiaries' assets or earning power (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

        To the extent that insufficient shares of common stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of common stock to the extent available and then other of our securities, including units of shares of Series A Preferred Stock with terms substantially comparable to those of the common stock, property, debt securities, or cash, in proportions determined by us, so that the aggregate value received is equal to twice the Purchase Price. We, however, shall not be required to issue any cash, property or debt securities upon exercise of the Rights to the extent their aggregate value would exceed the amount of cash we would otherwise be entitled to receive upon exercise in full of the then exercisable Rights.

        No fractional shares of Series A Preferred Stock or common stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Series A Preferred Stock or, if applicable, common stock.

        At any time until the earlier of (i) ten days after the Stock Acquisition Date (subject to extension by the board of directors) or (ii) the date the Rights are exchanged pursuant to the Rights Agreement, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the action of our board of directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

        At any time after any Person becomes an Acquiring Person, the board of directors may, at its option, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of common stock at an exchange ratio of two shares of common stock per Right (subject to certain anti-dilution adjustments). The board may not effect such an exchange, however, at any time any Person or group owns 50% or more of our voting power. Immediately after the board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of common stock at the applicable exchange ratio.

        Under presently existing federal income tax law, the issuance of the Rights is not taxable to us or to shareowners and will not change the way in which shareowners can presently trade our shares of common stock. If the Rights should become exercisable, shareowners, depending on then existing circumstances, may recognize taxable income.

        The Rights Agreement may be amended by our board of directors. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date and such supplement or amendment does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

        Until a right is exercised, the holder, as such, will have no rights as a shareowner of us, including, without limitation, the right to vote or to receive dividends.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors and, accordingly, will make more difficult a change of control that is opposed by our board of directors. However, the Rights should not interfere with a proposed change of control (including a merger or other business combination) approved by a majority of the board of directors since the Rights may be redeemed by us at $.01 per Right at any time until ten days after the Stock Acquisition Date (subject to extension by the board of directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with the board of directors. Nevertheless, the Rights also may discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in, or seeking to obtain control of, us. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an Exhibit to our Report on Form 8-K dated October 26, 2000 (File No. 1-12579), and is incorporated herein by reference.

LEGAL OPINIONS

        Legal opinions relating to the Debt Securities and common stock will be rendered by our counsel, Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of April 1, 2003, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, owned a beneficial interest in 3,000 shares of common stock of our company. Certain legal matters will be passed upon for any underwriters, dealers or agents named in a prospectus supplement by Chapman and Cutler, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PLAN OF DISTRIBUTION

        We intend to sell the Debt Securities and common stock offered by this prospectus to or through underwriters or dealers, and may also sell the Debt Securities and common stock directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of Debt Securities or of common stock.

        The distribution of the Debt Securities or common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

        Our outstanding common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange.

        In connection with the sale of the Debt Securities or common stock, underwriters may receive compensation from us or from purchasers of Debt Securities or common stock for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities or common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities or common stock may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Debt Securities or common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

        Under agreements into which we may enter in connection with the sale of Debt Securities or common stock, underwriters, dealers, and agents who participate in the distribution of Debt Securities or common stock may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of the initial registration statement until we sell all of the securities described in this prospectus.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  Our Current Report on Form 8-K filed with the SEC on January 31, 2003;

  •
  The description of our common stock contained in Exhibit 99.02 to our Form 8-K filed with the SEC on November 1, 2000; and

  •
  The description of our rights to purchase Series A preferred stock contained in our Form 8-A filed with the SEC on November 1, 2000.

        We are not required to, and do not expect to, provide annual reports to holders of our debt securities unless specifically requested by a holder.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Corporate Secretary
      OGE Energy Corp.
      321 N. Harvey, P.O. Box 321
      Oklahoma City, Oklahoma 73101-0321
      (405) 553-3000

4,650,000 Shares

OGE ENERGY CORP.

Common Stock

PROSPECTUS SUPPLEMENT

AUGUST 21, 2003

LEHMAN BROTHERS
GOLDMAN, SACHS & CO.
MERRILL LYNCH & CO.
A.G. EDWARDS & SONS, INC.
STEPHENS INC.

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ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
OGE ENERGY CORP.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION